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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of 27 August, 2004

Commission File Number l-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

4 WHIPPLE STREET BALCATTA WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(l)

Note: Regulation S-T Rule l0l(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(7):

Note: Regulation S-T Rule l0l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL ENGINE CORPORATION LIMITED (Registrant)

Date 27 August 2004	By	/s/ J. ABBOTT
(Signature) *
J. ABBOTT
COMPANY SECRETARY

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT

30 JUNE 2004

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

The Directors present their report together with the financial report of Orbital Engine Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2004 and the auditors’ report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 65

Independent Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Executive Chairman of Australian Technology Group Limited, and Chairman of both Olex Holdings Limited and Compudigm International Limited. Previously Mr Bourke has been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

PETER CHAPMAN COOK, M.Pharm FRMIT, PhC, MPS, ARACI, AGE 56

Managing Director, appointed on 13 February 2002. Appointed Chief Executive Officer on 1 January 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell’s Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

JOHN RICHARD MARSHALL, B MECHE, DIP MECHE, FIE (AUST), F.SAE.A, MSME, AGE 72

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 60

Independent Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd. Mr Young chairs the Company’s Audit Committee.

ROSS WILLIAM KELLY, B.E. (Hons) FAICD, AGE 66

Independent Non-Executive Director and Chairman, retired 21 August 2003. Mr Kelly joined the Board in December 1995 and resigned on 21 August 2003. Mr Kelly has had extensive experience consulting to many of Australia’s larger businesses on both strategic and operational matters in his earlier career as Operations Director (Asia Pacific Zone) of PA Management Consultants. Mr Kelly is a non-executive director of Clough Limited.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows: -

Director	Directors’ Meetings		Audit Committee Meetings		Finance Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings
	No. of meetings attended	No. of Meetings held *	No. of meetings attended	No. of Meetings held *	No. of meetings attended	No. of Meetings held *	No. of meetings attended	No. of Meetings held *	No. of meetings attended	No. of Meetings held *
D W J Bourke	7	7	3	3	1	1	3	3	—	—
P C Cook	7	7	—	—	1	1	—	—	—	—
J R Marshall	7	7	4	4	1	1	4	4	1	1
J G Young	7	7	4	4	1	1	4	4	1	1
R W Kelly	1	1	1	1	—	—	1	1	—	—

*	number of meetings held during the time the directors held office during the year

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Company and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is also responsible for reviewing and ratifying systems of risk management and internal compliance controls. Details of the Board’s charter are located on the Company’s website (www.orbeng.com).

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. Each committee is reviewed through its reports to the Board. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of non-executive directors, with at least 50% being independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities (other than in the period of one month immediately following the prohibited periods referred to next); and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company’s executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company’s expense.

Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall, Mr D W J Bourke (appointed 21 August 2003) and Mr R W Kelly (resigned 21 August 2003). The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2004 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee charter provides for rotation of the external audit partner every five years.

Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr J G Young (Chairman), Mr J R Marshall, Mr D W J Bourke (appointed 21 August 2003) and Mr R W Kelly (resigned 21 August 2003). Mr Kelly did not attend meetings relating to the appointment of his successor.

The Nomination Committee meets as and when required. The Committee met formally once during the year. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

REMUNERATION REPORT

Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set against the market rate and designed to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, and considers trends in comparative companies both locally and internationally.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman – appointed 21 August 2003), Mr J R Marshall, Mr J G Young and Mr R W Kelly (Chairman – resigned 21 August 2003). The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

Remuneration Policies

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, as measured by a combination of earnings before interest and tax (EBIT) and cash. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary.

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or, subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P/ASX 300 Index.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Director.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Percentile Ranking)	% of Shares offered granted to Executive
Up to the 50th percentile	0%
At the 50th percentile	50%
75th percentile or above	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile.

Shareholders have previously approved the above plan in relation to the remuneration of Executive Directors. The plan was introduced in 2001 prior to the release in 2003 of the ASX Corporate Governance best practice recommendations and was not required to be put to shareholders for approval at the time. Consequently, the introduction of the plan departs from recommendation 9.4 of the ASX Corporate Governance Council recommendations, which recommends that companies seek shareholder approval of equity based reward schemes for executives. Shareholder approval for ongoing participation of executives in the plan will be sought at the Company’s 2004 Annual General Meeting.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Participation of Executive Directors is subject to shareholder approval.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $42,500 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

No retirement benefits are payable to non-executive Directors.

Directors’ and Senior Executives’ Remuneration

Details of the nature and amount of each major element of the emoluments of each Director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emoluments are disclosed in note 25.1 to the financial statements.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the consolidated entity. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the consolidated entity’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the consolidated entity arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and heath and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Foreign exchange exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the consolidated entity has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer are required to, at least annually, evaluate internal controls over financial reporting and disclose in writing to the Company’s Auditors and the Audit Committee:

(a)	all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. No such deficiencies, weaknesses or frauds have been detected.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

A key current financial reporting project is convergence with International Financial Reporting Standards (IFRS). The Board has established a formal project, monitored by the Audit Committee, to ensure a smooth transition to IFRS reporting, beginning with the half year ended 31 December 2005.

Environmental Regulation

The consolidated entity holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the consolidated entity, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders worldwide (unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. A summary half yearly report is sent to all shareholders (unless a shareholder has specifically requested not to receive the document). Financial reports are sent to any shareholder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. All announcements made to the market are placed on the company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report. Subsequent to the annual general meeting, an information meeting is held for shareholders based in the eastern states of Australia to provide those shareholders with the opportunity to meet representatives of the Board and senior management.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to directors and changes to the Constitution. A Copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $3.405 million (2003: $1.865 million loss).

REVIEW OF OPERATIONS

Chairman’s Report

I am pleased to report that Orbital has recorded a profit after tax of $3.4 million. This represents a turn around of $5.3 million from the loss recorded for the prior year.

Additionally, for the first time in many years the company’s activities have become cash positive. This, together with the capital raisings in June/July 2003, resulted in cash on hand at the end of the financial year of $12.3 million. These initiatives have provided customers, and should provide shareholders, with confidence in the company’s future.

In the 12 months under review we have achieved continued improvement in our powertrain engineering services business.

Historically we were faced with a large, totally under-utilised R&D powertrain facility. To turn this into a viable engineering services business we have:

•	Built confidence with our customer base that we have the broad powertrain engineering competence needed.

•	Improved our management and delivery of products, which required retraining and expansion of our engineering skill base.

•	Commenced negotiations on strategic alliances with key customers in Australia and Asia.

In 2004 we have achieved a 14% increase in revenue on lower costs to deliver a $2.8 million contribution improvement. This business does however, still offer the greatest short-term scope to enhance the company’s revenue and profit as the facility is still less than 60% utilised.

The full year effect of the restructure in April 2003 of our joint venture, Synerject, delivered a profit to Orbital of $2.7 million (50% share), which is an increase of $1.4 million from 2003. This result was achieved despite difficult trading conditions in the European scooter market and adverse currency movements.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

The Synerject management made substantial progress in reducing their costs and improving their productivity.

Last year I advised that the Board would review with management the Company’s current strategic direction, given our earlier focus of cash neutrality and profitability had substantially been achieved in the second half of FY2003. The outcome of this review, which was completed in February 2004, was to enhance and extend the strategy that had delivered the results to date. Our revised strategy will focus on:

•	Targeting our R&D to develop second generation OCP products that address issues raised by existing and potential customers, that can improve performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Programs and alliances, which will fully and profitably utilise our engineering capability.

•	Judicial acquisitions, where we can add shareholder value.

•	Continuing to expand Orbital’s automotive powertrain engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licenses and royalties for OCP in niche markets. This includes India, where we have recently concluded licensing arrangements with Bajaj Auto Limited, and capitalising on our existing strong position in the strengthening US marine market.

•	Adapting our technology to alternate fuels.

•	Continuing our commitment to profitably grow Synerject as a systems provider in the non-automotive markets and increase the value of this asset.

Over the last 18 months Orbital has been working with the New York Stock Exchange to meet their minimum market capitalisation requirements for ongoing listing. In June 2004 this issue was resolved and we provided continuing liquidity for our US shareholders by transferring the company’s American Depository Receipts (ADRs) to the OTC Bulletin Board, which is a NASDAQ operated quotation service for securities not listed on a US National Exchange. Our underlying commercial prospects are not affected by the move which does not appear to have had any adverse trading effect on the company’s ADRs.

We remain acutely aware that our prime objective is to enhance shareholder value. The ultimate gauge of our success in this area is the company’s share price. Whilst there has been some improvement over the last 12 months period, we would hope that continued realisation of our plans will result in increased shareholder confidence and share price.

CEO’s Report

Overview

The 2004 financial year has demonstrated our ability to deliver profitable, cash positive results. It has continued to build on the trends clearly established during the past two years.

The strategy - announced in May 2002 and refined during the year - has delivered lower costs and improved throughput, which has allowed the Company to be a credible long term supplier of technology and powertrain services to international markets. Additionally, Synerject, our 50:50 JV with Siemens-VDO has continued with its growth and profitability. Continuing interest in our DI technology has been demonstrated with a new licensee in India, Bajaj, and growth in the marine markets, particularly through the introduction of further models by Mercury.

The financial performance has been encouraging. The profit of $3.4 million is a major improvement over the reported loss in FY2003 of $1.9 million. This represents a $5.3 million improvement year on year. Had the same exchange rate applied in FY2004 as existed in FY2003, this result would have been increased by a further net $0.6 million.

Other financial highlights include

•	Engineering revenue improved $1.4 million (up 14%) and generated an improved contribution by $2.8 million.

•	Our share of the Synerject profit rose to $2.7 million, up from $1.3 million (up 100%), despite an adverse currency movement of approximately $0.6 million.

•	Licence and royalty income, whilst lower than last year by approximately $0.7 million, ($0.4 million attributable to currency movements), saw increases from Mercury, Tohatsu, UCAL and Bajaj.

•	Overheads reduced, particularly in corporate management, finance and administration and marketing, and with the full year effect of the closure of Orbital’s US office.

•	Overall cash flow was positive, despite unbudgeted expenditure associated with the early termination of a building lease, and cash flow from operating activities was a favourable $0.7 million.

The three segments of our business - powertrain engineering services, technology income (from licence fees and royalties) and the Company’s share of its 50% ownership of Synerject - have each been a significant contributor to the consolidated financial result.

Highlights

Powertrain Engineering Services

The area of greatest success during FY2004 was in the engineering services contribution, producing a $2.1 million result. It was achieved by a 14% improvement in revenue and with lower operating costs. This segment of business uses Orbital’s specialised skills and facilities to innovate, develop or improve powertrain solutions for the world’s engine manufacturers or suppliers. Additionally, we provide advice and services to regulators interested in emissions, alternate fuels and fuel consumption. The services are provided on a full fee basis and are a well developed class of business in Europe and the US. Increasing automotive manufacturing activity in the Asia-Pacific region should continue to see an increase in demand for these services.

In the past, these services have been heavily focused on Orbital’s proprietary fuel injection systems and it was encouraging to see the mix of business change during the year, as customers accept our capacity to undertake a broader base of work. This is important as most manufacturers are interested in incremental improvements to conventional port injected or early stage direct injection systems’ performance.

Our strategy continues to be to deliver exceptional value for money for our services through improved productivity and focused sales and marketing efforts to secure this class of work. Our major marketing effort will continue to be in the Asia-Pacific Region.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

Licences and Royalties

In our 2003 Report, Orbital advised shareholders of the potential of the Indian market for our proprietary DI technology, with the announcement of our Technical Co-operation Agreement with UCAL Fuel Systems. Under the TCA, UCAL has the right to manufacture and supply most of the components of the OCP system to the 2-stroke motorcycle market in India. During the year we were pleased to announce that Bajaj, the world’s largest manufacturer of three wheelers, had taken up an exclusive licence for the application of OCP to their auto-rickshaws. Their intention is to introduce product from December 2005 and we are working closely with them in the pre-production phases.

The Bajaj auto-rickshaw is widely used in India and will provide the first true commercial-use vehicular application for OCP. The fuel economy improvements will provide a cost advantage to the operators in addition to the improved emissions. There are 200,000 auto-rickshaws built per annum and an estimated 2,000,000 auto-rickshaws in service throughout India.

Our overall licence and royalty income declined by almost $0.7 million year on year, although half this amount was attributable to foreign exchange changes from the stronger Australian dollar. The remainder of the shortfall was attributable to the lower motor scooter volumes in Europe, where all manufacturers are experiencing problems with high domestic costs and a changing market. These pressures have been significant. By way of example, Orbital’s first scooter licensee Aprilia, has had to seek special accommodation with its banks and will most likely be acquired in the near future. Consequently, this has been a period of reduced model development and introduction, although the market now appears to have stabilised.

By comparison, Mercury, our most significant licensee, has introduced new models in its 3-cylinder, mid-horsepower range which have generated higher royalties for Orbital, year on year. The Japanese outboard manufacturer, Tohatsu, has also increased its OCP volumes.

The likelihood of a new scooter model to be introduced by Kymco, the new licence from Bajaj, the initial success of the new Mercury models and other initiatives give us cause to expect royalties to improve over the medium term.

Synerject

Synerject is Orbital’s 50:50 joint venture with Siemens-VDO Automotive Corporation. Based in Virginia in the US, with additional facilities in Toulouse (France), Synerject is a manufacturer of air and fuel injectors, fuel-rail assemblies and related componentry as well as a systems integrator and components’ supplier to the non-automotive market. Synerject also supplies prototype air assisted fuel injectors for automotive and other 4- stroke applications.

The restructuring and refinancing of Synerject, completed in late FY2003, has contributed to the significantly improved profit result. Orbital recognises 50% of Synerject’s profit (or loss) into its accounts and our share of that profit has increased to $2.7 million, more than doubling from the previous year’s $1.3 million. Had the Australian dollar remained at its FY2003 exchange rate, that result would have been better by an additional $0.6 million. The management team at Synerject has grown the business strongly over the year and delivered a favourable result.

In addition to growth in turnover and profit, Synerject enjoyed strong favourable cash generation and has more than met its obligations for loan repayments, under the new refinancing agreement advised to the market in FY2003. It is also worth noting that Orbital’s systems sales were transferred to Synerject in April 2003 and, as earlier advised, are now accounted for in that entity.

Outlook

Orbital has developed multiple revenue streams, each with its own distinct growth path and commercial opportunities and has demonstrated a sustainable cash-positive business, which is no longer dependent solely on IP.

Significant value is being created through our 50% ownership of Synerject.

In the 2005 financial year Orbital will be seeking to further consolidate its position and take advantage of its lower cost base.

Commercial Review

Engineering Services

The provision of engineering services is a significant area of revenue for the Company, generating turnover of $11.5 million in the 2004 financial year. This turnover represents an increase for those services of over 14% from the 2003 financial year and over 30% from the 2002 financial year.

The increase in turnover has been achieved on the back of a number of factors, although a concerted effort has been made to grow the Company’s presence as a provider of powertrain services to major Original Equipment Manufacturers (OEMs), particularly in the Australian and Asian regions, where Orbital has the advantage over a number of its competitors of operating in essentially the same time zone as its customers. By identifying the needs of its customers and developing the skills of its employees to meet those needs, Orbital has been able to generate further opportunities in these areas.

In order to maintain the provision of best practice engineering services, Orbital continues to invest in training and development of its engineering staff and, during the 2004 income year, further developed its project management system to focus on efficiencies and project delivery to customers.

The Company now provides a broader range of engineering services to a broader range of customers. Approximately 65% of engineering revenue in the 2004 financial year was derived from services unrelated to OCP. This movement of services towards more general powertrain solutions has also necessitated a shift in the resource mix at Orbital, which has resulted in both re-skilling and external recruitment to meet these new project requirements.

As part of its commitment to developing world-class engineers, Orbital sponsors a number of University engineering prizes. In addition, the Company has become a Platinum Sponsor of UWA Motorsport, a team of final year engineering students from the University of Western Australia. The team competes in the Formula SAE, an international competition conducted annually by the Society of Automotive Engineers International, in which students are required to design and build a new car.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

Orbital continues to source income from engineering services related to the application of OCP, as well as leveraging from its substantial direct injection knowledge base to provide engineering services in respect of non-OCP direct injection applications.

Research and development continued to be carried out to refine aspects of the OCP system and to reduce the cost of the direct injection system for the scooter and marine markets through continued evolution of OCP componentry. Further research and development has commenced to extend the application of direct injection into other areas including direct injection of gases such as CNG, LPG and hydrogen.

During the 2004 financial year, Orbital expanded its existing testing capabilities with the addition of new equipment to enable testing and development of exhaust particulate matter (specifically suited to light duty diesel engines), LPG fuelled engines, automotive gearbox durability and base engine calibration.

A number of significant projects were carried out during the year, including:

•	The completion of the E20 (20% Ethanol) programme for the Australian Government. The programme involved the testing of the impact (emissions and component durability) on motor vehicle engines of petrol blended with 20% ethanol.

•	Development of a Compressed Natural Gas (CNG) Direct Injection system for delivery to a Malaysian customer.

•	Design, development and validation of intake and exhaust manifold designs for an automotive production engine in China.

•	Engine Calibration development for a number of automotive production engines in the Asia-Pacific region.

Licensing and Royalties

In May 2004, Orbital entered into licensing arrangements with Bajaj Auto Limited, one of India’s largest producers of two and three wheeler vehicles. The agreement provides for Orbital’s fuel injection technology to be applied to a significant volume of Bajaj’s auto-rickshaw three wheeler vehicles. These vehicles, representing a growth market within India, are used for commercial purposes and the use of Orbital’s technology will provide significantly increased fuel economy and reduced operating costs.

Production is expected to commence in late 2005, from which time royalties will be payable to Orbital. Further licence fees will be payable by Bajaj over the next 24 months dependent on the achievement of milestones.

The agreement with Bajaj follows the arrangements entered into in January 2003 by Orbital with UCAL Fuel Systems Limited, under which UCAL has been licensed to manufacture, in India, fuel injection systems using Orbital’s technology. UCAL will supply fuel injection system components to Bajaj.

Another of Orbital’s licensees, Kymco, one of Taiwan’s leading motorcycle manufacturers, is actively progressing towards commercial production of a 100cc scooter incorporating Orbital’s direct injection technology. The scooter is expected to be released into the Taiwanese market during calendar year 2005.

Future licensing efforts will focus on both 2-stroke and 4-stroke applications for customers in Japan, India, USA and Europe.

In the marine market, the successful introduction by our licensee, Mercury Marine, of further models in its 3-cylinder range of direct injection 2-stroke engines, as well as the maintenance of strong demand for the existing V6 direct injection engines, contributed significantly to royalty receipts. Mercury’s OptiMax™ outboard engines, which utilise Orbital’s direct injection technology, continue to perform at high levels. Boats powered by OptiMax™ engines finished 1st, 2nd and 3rd in Class 2 (less than 2 litres) in the 2004 French “24 Heures de Rouen” endurance powerboat race. OptiMax engines have continued to claim new speed and endurance records.

Royalty streams from the personal watercraft (PWC) market were reduced as the global market continues to stagnate and has a greater emphasis on 4-stroke models. The total market remains in the region of 120,000 units annually, having reached a peak of almost double that number in 1995. Future significant sales volumes in this market are not anticipated.

Income from motorcycle royalties was significantly reduced in the 2004 financial year, compared to the prior year, primarily due to high manufacturing costs and the delay in implementation of the Euro III emission standards. This delay has enabled motorcycle OEMs to maintain the existing lower cost carburetted product in the market. While European scooter and motorcycle volumes appear to have stabilised, or entered a slight growth period, Orbital’s royalty income has also been adversely influenced by financial difficulty experienced by Aprilia which stopped manufacturing during the peak season until additional finance could be arranged through the Italian bank network. Once the final implementation and definition of the Euro III requirements is clarified (expected later this year), increased application of OCP can be anticipated. Further growth potential exists in the ‘geared’ 50cc engine products, which are an emerging and growth market within Europe. In addition, Orbital is actively continuing development and commercialisation of OCP systems for future 4-stroke motorcycle application.

Orbital continues to support its licensees with engineering services to improve the products in areas such as engine performance and reduced emissions, in addition to assisting licensees to introduce new models and continued internal development within Orbital to improve OCP systems. Orbital has been advised that over the next 18 to 24 month period, some five new models will be introduced by the Company’s licensees.

Synerject

Synerject LLC, Orbital’s 50:50 US-headquartered joint venture with Siemens VDO Automotive Corporation, designs, manufactures and sells engine management systems (EMS) including related components such as engine control units (ECU), air and fuel injectors, fuel rail assemblies, and sensors and actuators for supply to the worldwide non-automotive market. Additionally, Synerject is responsible for the design and manufacture of air injectors for the automotive market. Synerject also provides design and process validation testing services for a range of components and modules.

As part of its restructure in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive gasoline systems business.

At the same time, both parties also capitalised US$6.25 million in respect of accounts payable owed by Synerject to each of them.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

These transactions, the full effect of which flowed through to the 2004 financial year, resulted in:

•	The establishment of a direct supply arrangement between Synerject and customers in all non-automotive markets including the marine and recreation sector, similar to its existing supply arrangements in the motorcycle market.

•	Synerject having a wider portfolio of technologies, systems and components to offer its customer base.

•	Synerject gaining immediate revenue growth and enhanced future growth prospects.

•	Cost savings arising from the integration of the acquired businesses.

•	Synerject equity increasing by US$12.5 million enabling it to secure long-term finance, thereby reducing financial risk.

Synerject’s profit after tax (PAT) of US$3.4 million for the 2004 financial year represents an increase of almost 200% on its PAT of US$1.1 million for the 2003 financial year.

The strong cash flow generated from its operations enabled Synerject to reduce long-term debt during the financial year by US$3.0 million to US$17.0 million at financial year end. At the same time, Synerject’s net debt after cash reduced to US$14.4 million.

Synerject’s revenue stream from system sales was adversely impacted by the financial difficulties faced by Aprilia and by weakness in the European 50cc motor scooter sector. This weakness can be attributed to worldwide delays in implementing emissions standards and the price sensitive nature of the small motorcycle and scooter market. However, this impact was partially offset by increased sales due to the US led worldwide recovery in the marine market and growth in the non-automotive systems business acquired from Siemens VDO as part of the restructure. Through effective cost and margin management, Synerject was able to maintain their budgeted EBIT performance for the year, even with the reduced motor scooter sales. Synerject worked closely with Aprilia through the year to minimise its financial exposure while supporting Aprilia with product deliveries crucial in ensuring the continued sale of their scooters and motorcycles. With the announcement of Piaggio’s takeover of Aprilia, Synerject looks forward to increased stability within the Italian motor scooter manufacturing base.

To expand its sales opportunities and customer support capabilities worldwide, Synerject is planning capital investment in the forthcoming year in its core EMS business, including ECU and port injection module development.

DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

2004
$’000
17 July 2003 - cash issue of 29,392,691 shares under the share purchase plan at $0.12 per share to provide additional working capital of $3,527,000 less transaction costs of $226,000.	3,301

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the review of operations above. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

OPTIONS

Refer to Note 25.3 for details of Employee Share Options on issue. The Company has no other unissued shares under option at the date of this report.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2004

DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares
P C Cook	48,287
D W J Bourke	100,000
J R Marshall	66,880
J G Young	111,572

326,739

INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the Directors:

D W J BOURKE	P C COOK
Chairman	Managing Director

Dated at Perth, Western Australia this 25th day of August 2004.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
Engineering services income		11,535	10,089	—	—
Licence and royalty income		3,209	3,891	—	—
System sales		—	29,304	—	—

Revenue from trading activities		14,744	43,284	—	—
Other income from ordinary activities	2	2,017	3,187	952	2,290

Total Revenue		16,761	46,471	952	2,290

Licence costs		(375)	(549)	—	—
System purchases		—	(27,582)	—	—
System warranty credits		442	192	—	—
Borrowing costs	3	(21)	(32)	—	631
Employee expenses	3	(8,598)	(10,971)	—	—
Depreciation and amortisation	3	(1,766)	(2,291)	—	—
Prepaid marketing expenses - amortised		—	(484)	—	—
Engineering consumables and contractors		(1,383)	(1,570)	—	—
Travel and accommodation		(908)	(1,275)	—	—
Communications and computing		(927)	(1,050)	—	—
Patent costs		(667)	(1,010)	—	—
Insurance costs		(610)	(652)	—	—
Provision for (diminution in) the carrying value of controlled entities		—	—	2,453	(4,881)
Other expenses from ordinary activities	3	(1,192)	(2,288)	—	(15)
Share of net profit of Synerject (being adjustment to Synerject provision)	27	2,700	1,351	—	—

Profit/(loss) from ordinary activities before related income tax		3,456	(1,740)	3,405	(1,975)

Income tax (expense)/benefit relating to ordinary activities	4	(51)	(125)	—	70

Net Profit/(loss) after related income tax		3,405	(1,865)	3,405	(1,905)

Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	21	—	(40)	—	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		3,405	(1,905)	3,405	(1,905)

Basic earnings/(loss) per share (in cents)	5	0.8	(0.5)
Diluted earnings/(loss) per share (in cents)	5	0.8	(0.5)

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 15 to 49.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

	NOTE	CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
Current Assets
Cash	9	12,350	9,007	10,587	5,709
Receivables	10	3,385	3,300	63	12
Inventories	11	31	94	—	—
Other	12	454	699	—	—

Total Current Assets		16,220	13,100	10,650	5,721

Non-Current Assets
Receivables	10	—	—	7,152	11,709
Other financial assets	13	—	—	11,059	—
Property, plant & equipment	14	8,449	10,382	—	—

Total Non-Current Assets		8,449	10,382	18,211	11,709

Total Assets		24,669	23,482	28,861	17,430

Current Liabilities
Payables	15	3,855	3,973	—	—
Interest-bearing liabilities	16	167	142	—	—
Provisions	18	1,545	2,525	—	—

Total Current Liabilities		5,567	6,640	—	—

Non-Current Liabilities
Interest-bearing liabilities	16	12	198	—	—
Non interest-bearing liabilities	17	19,000	19,000	34,138	29,413
Provisions	18	1,470	2,712	—	—
Other	19	3,897	6,915	—	—

Total Non-Current Liabilities		24,379	28,825	34,138	29,413

Total Liabilities		29,946	35,465	34,138	29,413

Net Assets/(Liabilities)		(5,277)	(11,983)	(5,277)	(11,983)

Equity
Contributed equity	20	216,768	213,467	216,768	213,467
Accumulated losses	21	(222,045)	(225,450)	(222,045)	(225,450)

Total Equity/(Deficiency)		(5,277)	(11,983)	(5,277)	(11,983)

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 15 to 49.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
Cash Flows Provided by/(Used in) Operating Activities
Cash receipts in the course of operations		15,387	48,509	—	—
Cash payments in the course of operations		(15,088)	(55,375)	—	—
Interest received		596	259	478	224
Borrowing costs paid		(21)	(32)	—	—
Income taxes paid		(180)	(305)	—	—

Net cash provided by/(used in) operating activities	29	694	(6,944)	478	224

Cash Flows Provided by/(Used in) Investing Activities
(Loans to) / repayment by controlled entities		—	—	1,099	(10,168)
Proceeds from sale of property, plant & equipment		311	269	—	14
Payments for property, plant & equipment		(787)	(206)	—	—
Loans to joint venture entity		—	(147)	—	—

Net cash provided by/(used in) investing activities		(476)	(84)	1,099	(10,154)

Cash Flows Provided by/(Used in) Financing Activities
Proceeds from issue of shares		3,527	2,800	3,527	2,800
Transaction costs from issue of shares		(226)	(173)	(226)	(173)
Finance lease payments		(161)	(253)	—	—

Net cash provided by financing activities		3,140	2,374	3,301	2,627

Net increase/(decrease) in cash held		3,358	(4,654)	4,878	(7,303)

Cash at the beginning of the financial year		9,007	13,764	5,709	13,024
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(15)	(103)	—	(12)

Cash at the end of the financial year	29	12,350	9,007	10,587	5,709

Non-Cash Investing Activities

In 2003 the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in the joint venture entity (Synerject LLC) satisfied by conversion of non-current loans receivable from the joint venture entity. The consolidated entity also acquired further equity in Synerject LLC satisfied by sale to the joint venture entity of plant and equipment valued at US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

There were no non-cash investing or financing activities in 2004.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 15 to 49.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are: -

1.1	Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2004 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $5.277 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	The consolidated entity made a net profit after tax of $3.405 million for the year ended 30 June 2004.

(ii)	At 30 June 2004 the consolidated entity had cash of $12.350 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value.

(iv)	Included in non-current liabilities at 30 June 2004 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2004 totalled approximately 420,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Reclassification of Comparative Information

The consolidated entity has reclassified interest received in the statements of cash flows from “Cash Flows Provided by Investing Activities” to “Cash Flows Provided by Operating Activities”. Interest received amounted to $596,000 in 2004 (2003: $259,000).

1.3	Principles of Consolidation

(a)	Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.4	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(a)	Revenue from Sale of Goods and Rendering of Services

Revenue from sale of goods (system sales) is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

Revenue from rendering services is recognised in the period in which the service is provided having regard to the stage of completion of the contract. Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications and/or other obligations.

(b)	Interest Income

Interest income is recognised as it accrues.

(c)	Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.13.

1.5	Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 26. The implementation date for the tax-consolidated group is 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group will enter into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for:

•	deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•	current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the proposed tax funding agreement, the contributions are calculated on a “stand-alone basis” so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

1.6	Recoverable Amount of Non-Current Assets Valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company’s financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b)	Joint Venture Entities

A joint venture entity is an entity that is jointly controlled by both the consolidated entity and one or more external parties.

The consolidated entity applies the equity method of accounting for investments in joint venture entities. Investments are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the joint venture entity’s net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Unrealised gains resulting from transactions with joint venture entities are eliminated to the extent of the consolidated entity’s interest, against the carrying value of the investment.

Where the consolidated entity’s share of losses and reserve decrements reduces the carrying amount of the investment below zero, application of the equity method is discontinued and the investment is recorded at zero.

Where the consolidated entity has guaranteed some or all of the liabilities of a joint venture entity, the consolidated entity recognises a liability for its share of additional losses and other commitments with regard to the joint venture once the equity method has been discontinued, to the extent of probable future sacrifices of economic benefits by the consolidated entity.

(c)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 13).

1.8	Property, Plant and Equipment

(a)	Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of assets constructed by controlled entities includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads. Expenditure, including that on internally generated assets, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably.

(b)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 50%. Leased assets 10% to 33.3%.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

(c)	Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits, in excess of the originally assessed performance of the asset, will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(d)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Leased Assets

Leases under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

(i) Finance Leases

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed.

(ii) Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.9	Research and Development Expenditure

Research and development costs are expensed as incurred.

1.10	Patents, Licences and Technologies

Patents, licences and technology costs are expensed as incurred. Purchased technology assets are capitalised at cost and amortised on a straight line basis over the life of the expected future benefits.

1.11	Pre-Production Expenditure

Pre-production costs represent costs incurred in enhancing the OCP technology to enable commercial production. Pre-production costs are expensed as incurred.

1.12	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.13	Foreign Currency

(a)	Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where hedging specific anticipated transactions.

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

(c)	Specific Hedges

Where hedge transactions are designed to hedge the specific purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the profit and loss statement.

1.14	Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.15	Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.16	Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.17	Employee Entitlements

(a)	Wages, Salaries and Annual Leave

The provisions for employee entitlements to wages, salaries and annual leave to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

(b)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(c)	Superannuation Plan

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 23.

1.18	Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.19	Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

1.20	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.21	Provision for Surplus Leased Space

Provision is made for rental payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

1.22	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
2.	OTHER INCOME FROM ORDINARY ACTIVITIES

	Interest income	596	259	529	200
	Proceeds on sale of property, plant and equipment	311	441	—	14
	Net foreign exchange gains	367	1,894	423	2,076
	Other	743	593	—	—

		2,017	3,187	952	2,290

	Proceeds on sale of property, plant and equipment
	- Plant and equipment	273	414	—	14
	- Leased assets	38	27	—	—

		311	441	—	14

	Less: Written down value of property, plant and equipment sold
	- Plant and equipment	96	149	—	14
	- Leased assets	14	10	—	—

		110	159	—	14

	Profit on sale of property, plant and equipment	201	282	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
3.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	Profit/(Loss) from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1	Employee expenses
	Salaries, wages, superannuation and other employee payments	8,766	11,335	—	—
	Redundancy	(107)	377	—	—
	Net expense/(credit) from movements in employee leave entitlements	(61)	(741)	—	—

		8,598	10,971	—	—

3.2	Borrowing costs
	Finance charges on capitalised leases	21	32	—	—
	Interest payable to controlled entity	—	—	—	(631)

		21	32	—	(631)

3.3	Other expenses from ordinary activities

	Other expenses/(credits) include the following disclosable expenses:

	Depreciation and amortisation
	- Buildings	81	81	—	—
	- Plant and equipment	1,568	2,035	—	—
	- Finance leased assets	117	175	—	—

		1,766	2,291	—	—

	Plant and equipment written down to recoverable amount	844	—	—	—
	Net expense/(credit) from movements in other provisions :
	- doubtful debts provision	8	(286)	—	—
	- bad debts expense	7	303	—	—
	- surplus lease space provision	(832)	152	—	—
	- other current provisions	2	95	—	—
	- other non-current provisions	—	(775)	—	—

	Operating lease rental expense
	- premises	130	414	—	—
	- plant and equipment	182	289	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$000’s	$000’s	$000’s	$000’s
4.	TAXATION

4.1	Prima facie income tax (expense) / credit

	Calculated at 30% on the operating (profit) loss	(1,037)	522	(1,022)	592
	Increase/(decrease) in income tax credit due to:
	- Withholding tax	(51)	(125)	—	70
	- Other (non-deductible)/non-assessable amounts	(16)	(11)	—	—
	- Cancellation of premises lease	(105)	—	—	—
	- Depreciation allowance on tax revalued plant and equipment	173	—	—	—
	- Research and development allowance	363	387	—	—

	Income tax (expense)/credit on operating profit/ loss before individually significant income tax items	(673)	773	(1,022)	662

	Individually significant income tax items:
	- Effect of higher rates of tax on overseas income	(170)	(139)	—	—
	- (Non-deductible) share of joint venture entity’s amortisation of intangibles	(182)	(236)	—	—
	- US tax losses and timing differences utilised	1,626	1,414	—	—
	- Australian tax losses and timing differences (not brought to account) / reversing against not brought to account	(652)	(1,937)	286	872
	- Provision against carrying value of investments	—	—	736	(1,464)

		622	(898)	1,022	(592)

	Income tax (expense) / credit on operating profit/loss	(51)	(125)	—	70

4.2	Total income tax (expense) / credit is made up of:
	Withholding tax paid	(180)	(253)	—	—
	Withholding tax (payable)/recovered	129	128	—	70

		(51)	(125)	—	70

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$000’s	$000’s	$000’s	$000’s
4.3	Future income tax benefit not taken to account

	Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Tax losses carried forward (30%)	13,303	12,064	13,303	2,687
	Timing difference from provision for capital loss on investment (30%)	1,934	1,934	1,934	—
	Other net timing differences (30%)	84	(103)	84	(197)

		15,321	13,895	15,321	2,489

The potential future income tax benefit will only be obtained if: -

i	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $82.345 million (US$57.114 million) (2003: $89.495 million (US$59.783 million)) are available to certain controlled entities in the United States and have not been recognised as an asset at the current income tax rate of 34% because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2004, the $82.345 million of tax carry forward losses available expire between the years 2010 and 2023.

4.4	Dividend franking account

	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:
	Class C (30%) - franking credits	2,640	2,617	2,640	875

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

With effect from 1 July 2002, Orbital Engine Corporation Limited and its wholly-owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the “franking credits available” balance as at 30 June 2003 of the company, would have been $2,617,000.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED
		2004	2003
5.	EARNINGS / (LOSS) PER SHARE

	Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	408,509,498	357,060,384

	Weighted average number of ordinary and potential ordinary shares	408,509,498	357,060,384

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise price is greater than the average market price for the year ended 30 June 2004. Refer to Note 25.3 for details of outstanding options.

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$	$	$	$
6.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	92,800	80,000	—	—
	Other KPMG member firms			—	—
	- Audit and review of financial reports	53,000	164,050

		145,800	244,050	—	—

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	67,495	18,920	—	—
	Other KPMG member firms	32,574	—	—	—

		100,069	18,920	—	—

	Amounts received or due and receivable for royalty audits by:
	Other KPMG member firms	5,657	—	—	—

	Total auditors’ remuneration	251,526	262,970	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services, the sale of the right to intellectual property to the OCP technology and the sale of fuel systems. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Segment Revenue	11,535	10,089	3,209	3,891	—	29,304	14,744	43,284

Unallocated other income							2,017	3,187

Total Revenue							16,761	46,471

Segment Result	2,113	(743)	1,661	773	—	588	3,774	618

Unallocated expenses - net (iii)							(3,555)	(4,358)
Reorganisation credits							107	801
Surplus leasespace credit (expense)							832	(152)
Plant and equipment writedown							(844)	—
Product warranty credits							442	—
Share of net profit of joint venture entity							2,700	1,351

Net Profit/(loss) before related income tax							3,456	(1,740)
Income Tax expense							(51)	(125)

Profit/(loss) after tax attributable to members							3,405	(1,865)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Discontinued operations.
(iii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Non-cash (revenue) and expenses
Depreciation and amortisation	1,766	2,157	—	—	—	134	1,766	2,291
Prepaid marketing expenses - amortised	—	—	—	483	—	—	—	483
Other non-cash expenses	10	33	—	—	—	(16)	10	17

Segment non-cash expenses	1,776	2,190	—	483	—	118	1,776	2,791

Reorganisation (credits)							(107)	(1,178)
Surplus leasespace (credit)/expense							(832)	152
Plant and equipment writedown							844	—
Product warranty credits							(442)	—
Share of net profit of joint venture entity							(2,700)	(1,351)
Foreign exchange translation (gain)							(367)	(1,894)

Total non-cash (revenue) and expenses							(1,828)	(1,480)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Discontinued operations.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Segment Assets	11,810	13,448	509	987	—	40	12,319	14,475
Unallocated assets
Cash							12,350	9,007

Consolidated Total Assets							24,669	23,482

Segment Liabilities	6,266	5,903	—	—	604	1,645	6,870	7,548

Unallocated liabilities
Income tax liabilities							—	—
Borrowings							19,179	19,340
Other liabilities and provisions							—	1,662
Provision for borrowings of joint venture entity							3,897	6,915

Consolidated Total Liabilities							29,946	35,465

Consolidated Net Assets/(Liabilities)							(5,277)	(11,983)

Segment Acquisitions of Non current assets	787	206	—	—	—	—	787	206

Unallocated acquisitions
Loan to joint venture entity							—	147

Consolidated Acquisitions of Non current assets							787	353

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment revenue	1,971	32,041	1,542	3,743	5,647	3,870	5,584	4,083	14,744	43,737

Segment Assets	501	1,025	405	635	650	603	10,763	12,212	12,319	14,475

Acquisitions of Non current assets	—	—	—	—	—	—	787	206	787	206

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

8.	DISCONTINUED OPERATIONS

There were no discontinued operations during the year ended 30 June 2004. With respect to 30 June 2003:

Marine and Recreation Systems Business

On 10 January 2003, Orbital publicly announced its plan to transfer Orbital’s marine and recreation systems business to its joint venture entity, Synerject LLC as part of the restructure of Synerject. The marine and recreation systems business operated in the United States of America and formed the majority of the consolidated entity’s marine and recreation business segment. The activities of this business were consistent with the motorcycle systems business already handled within Synerject and this change simplified the customer relationship.

On 31 March 2003 Orbital signed a contract to transfer the benefit of this business to Synerject LLC with effect from 1 April 2003 and sell the associated tangible assets. The value of the assets disposed was $171,884 (US$103,603). The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these were settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which have been included in the financial statements of Orbital for 30 June 2003 were as follows:

CONSOLIDATED
2003
$’000
Financial performance information for the period ended 31 March 2003
Revenue from ordinary activities	29,304
Expenses from ordinary activities	28,716

Profit from ordinary activities before income tax	588
Income tax expense	—

Net Profit	588

Financial position information as at 30 June 2003
Segment assets	40
Segment liabilities	(1,645)

Net assets (liabilities)	(1,605)

Cash flow information for the period ended 31 March 2003
Net cash provided by/(used in) operating activities	4,781
Net cash provided by/(used in) investing activities	312
Net cash provided by financing activities	—

Net increase/(decrease) in cash held	5,093

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		NOTE	CONSOLIDATED		THE COMPANY
			2004	2003	2004	2003
			$’000	$’000	$’000	$’000
9.	CASH
	Cash at bank		163	155	9	97
	Cash at bank - US dollars		63	542	—	64
	Cash at bank - European currency units		28	288	—	—
	At call deposits - financial institutions		1,518	2,742	—	268
	Bank bills		10,578	5,280	10,578	5,280

			12,350	9,007	10,587	5,709

10.	RECEIVABLES

10.1	Current
	Trade debtors		2,731	2,335	—	—
	Less: Provision for doubtful trade debtors		(25)	(17)	—	—

			2,706	2,318	—	—
	Other debtors		679	982	63	12

			3,385	3,300	63	12

10.2	Non-Current
	Loans to controlled entities		—	—	103,265	99,217
	Provision for diminution in carrying value of controlled entities		—	—	(96,113)	(87,508)

			—	—	7,152	11,709

11.	INVENTORIES
	Raw materials and stores - at recoverable amount		31	94	—	—

12.	OTHER ASSETS

	Current
	Prepayments		438	699	—	—
	Deferred costs on foreign currency hedge contracts		16	—	—	—

			454	699	—	—

13.	OTHER FINANCIAL ASSETS

	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446	—	—
	Investments in controlled entities - at cost	26	—	—	346,913	346,913
	Less: provision for diminution in the carrying value of investments		(6,446)	(6,446)	(335,854)	(346,913)

			—	—	11,059	—

The consolidated entity holds a 0.51% interest in PT Texmaco Perkasa Engineering Tbk, a company incorporated in Indonesia and listed on the Indonesian Stock Exchange. The principal activities of PT Texmaco Perkasa Engineering Tbk are the manufacture of industrial equipment and machinery including the development and manufacture of automotive and heavy vehicle engines.

The investment is carried at $Nil being the original cost of $6,446,467 less a provision for diminution in value of $6,446,467.

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to repurchase Orbital’s shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debt / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
14.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At deemed cost	1,091	1,091	—	—

	Buildings
	At deemed cost	3,057	3,057	—	—
	Less: accumulated depreciation	(650)	(569)	—	—

		2,407	2,488	—	—

	Plant and equipment
	At deemed cost	17,942	21,673	—	—
	Less: accumulated depreciation	(13,637)	(15,238)	—	—

		4,305	6,435	—	—

	At recoverable amount	1,964	—	—	—
	Less: accumulated depreciation	(1,555)	—	—	—

		409	—	—	—

	Leased assets
	At cost	602	669	—	—
	Less: accumulated amortisation	(365)	(301)	—	—

		237	368	—	—

	Total property, plant and equipment - net book value	8,449	10,382	—	—

	Reconciliations

	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land
	Carrying amount at beginning of year	1,091	1,091	—	—

	Carrying amount at end of year	1,091	1,091	—	—

	Buildings
	Carrying amount at beginning of year	2,488	2,569	—	—
	Depreciation	(81)	(81)	—	—

	Carrying amount at end of year	2,407	2,488	—	—

	Plant and equipment
	Carrying amount at beginning of year	6,435	8,344	—	14
	Additions and work in progress	787	275	—	—
	Disposals	(96)	(149)	—	(14)
	Write-downs to recoverable amount	(844)	—	—	—
	Depreciation	(1,568)	(2,035)	—	—

	Carrying amount at end of year	4,714	6,435	—	—

	Leased assets
	Carrying amount at beginning of year	368	553	—	—
	Disposals	(14)	(10)	—	—
	Amortisation	(117)	(175)	—	—

	Carrying amount at end of year	237	368	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

14.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

14.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 15 July 2004 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,497,916 (2003: $3,580,223). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		NOTE	CONSOLIDATED		THE COMPANY
			2004	2003	2004	2003
			$’000	$’000	$’000	$’000
15.	PAYABLES

	Current
	Trade creditors and accruals		2,584	3,226	—	—
	Trade payable to joint venture entity		16	5	—	—
	Revenues received in advance		1,255	742	—	—

			3,855	3,973	—	—

16.	INTEREST BEARING LIABILITIES

16.1	Current
	Lease liabilities	22.2	167	142	—	—

16.2	Non-Current
	Lease liabilities	22.2	12	198	—	—

16.3	Financing Arrangements
	The consolidated entity has standby arrangements with banks to provide support facilities:

	Total facilities available
	Performance guarantee facility		69	69	—	—
	Security guarantee facility		—	500	—	—
	Corporate credit card facility		250	890	—	—
	Multi-option credit facility		750	750	250	250
	Letter of credit		—	374	—	—

			1,069	2,583	250	250

	Facilities utilised at balance date
	Performance guarantee facility		69	69	—	—
	Security guarantee facility		—	500	—	—
	Corporate credit card facility		6	12	—	—
	Letter of credit		—	374	—	—

			75	955	—	—

	Facilities not utilised at balance date
	Corporate credit card facility		244	878	—	—
	Multi-option credit facility		750	750	250	250

			994	1,628	250	250

The consolidated entity also has access to a forward exchange contract facility of $3.500 million at 30 June 2004 (2003: $Nil) of which $1.361 million has been utilised at 30 June 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,569,055 (2003: $2,068,306).

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
17.	NON INTEREST BEARING LIABILITIES

	Loans and advances from controlled entities	—	—	15,138	10,413
	Loans and advances - secured (a)	19,000	19,000	19,000	19,000

		19,000	19,000	34,138	29,413

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
18.	PROVISIONS

18.1	Current
	Employee entitlements - including on-costs	1,272	1,357	—	—
	Redundancy benefits	—	255	—	—
	Product warranty	261	471	—	—
	Surplus lease space	—	321	—	—
	Other	12	121	—	—

		1,545	2,525	—	—

18.2	Non-Current
	Employee entitlements - including on-costs	1,127	1,103	—	—
	Product warranty	343	628	—	—
	Surplus lease space	—	981	—	—

		1,470	2,712	—	—

18.3	Aggregate Liability for employee entitlements	2,399	2,715	—	—

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Assumed rate of increase in wage and salary rates	4.00%	4.00%
	Discount rate	6.00%	6.00%
	Settlement term (years)	10	10

	Number of employees

	Number of employees at year end	93	97

18.4	Reconciliations

	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Redundancy benefits - current
	Carrying amount at beginning of year	255	2,340	—	—
	Provision made (credit) during the year	(107)	377	—	—
	Payments made during the year	(148)	(2,462)	—	—

	Carrying amount at end of year	—	255	—	—

	Product warranty - current
	Carrying amount at beginning of year	471	—	—	—
	Reclassified (to) from non current	(210)	471	—	—

	Carrying amount at end of year	261	471	—	—

	Product warranty - non current
	Carrying amount at beginning of year	628	1,115	—	—
	Provision made during the year - net of (expired)	(442)	(192)	—	—
	Net foreign exchange (gain) loss on translation	(53)	176	—	—
	Reclassified (to) from current	210	(471)	—	—

	Carrying amount at end of year	343	628	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

			CONSOLIDATED		THE COMPANY
			2004	2003	2004	2003
			$’000	$’000	$’000	$’000
18.	PROVISIONS (CONTINUED)

18.4	Reconciliations (Continued)
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Surplus lease space - current
	Carrying amount at beginning of year		321	1,150	—	—
	Provision made (credit) during the year		(832)	399	—	—
	Payments made during the year		(470)	(247)
	Reclassified (to) from non current		981	(981)	—	—

	Carrying amount at end of year		—	321	—	—

	Surplus lease space - non current
	Carrying amount at beginning of year		981	—	—	—
	Reclassified (to) from current		(981)	981	—	—

	Carrying amount at end of year		—	981	—	—

	Other provisions - current
	Carrying amount at beginning of year		121	26	—	—
	Provision made during the year		2	106	—	—
	Payments made during the year		(111)	(11)	—	—

	Carrying amount at end of year		12	121	—	—

	Other provisions - non current
	Carrying amount at beginning of year		—	755	—	—
	Provision no longer required and reversed during the year		—	(755)	—	—

	Carrying amount at end of year		—	—	—	—

19.	OTHER LIABILITIES

	Non-Current
	Provision for borrowings of Synerject LLC	27	3,897	6,915	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
20.	CONTRIBUTED EQUITY
	Issued and paid-up capital

	410,017,878 (2003: 379,979,583) ordinary shares, fully paid	216,768	213,467	216,768	213,467

	Ordinary Shares
	Balance at the beginning of year	213,467	210,840	213,467	210,840
	Shares issued:
	645,604 (2003: 1,258,887) shares issued pursuant to employee share plans	—	—	—	—
	29,392,691 (2003: Nil) shares issued pursuant to share purchase plan	3,527	—	3,527	—
	Nil (2003: 23,333,335) shares issued pursuant to share placement	—	2,800	—	2,800
	Transaction costs arising from issue of shares pursuant to share placement and share purchase plan	(226)	(173)	(226)	(173)

		216,768	213,467	216,768	213,467

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

20.1	Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 495,604 shares issued under Plan 1 to eligible employees at a market value of $0.092 million (2003: 773,016 shares with market value of $0.123 million). During the 2003 year executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 250,871 shares issued under Plan 2 at prevailing market rates.

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 1,780,000 shares were offered to 13 executives (2003: 1,225,000 shares offered to 12 executives). At the discretion of the Board of Directors, during the year 150,000 shares (2003: 235,000) were issued under the Executive Long Term Plan to retrenched executives.

Refer to note 25.3 for further details on Employee Share Options.

		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003
		$’000	$’000	$’000	$’000
21.	ACCUMULATED LOSSES

	Accumulated losses at beginning of the year	(225,450)	(223,545)	(225,450)	(223,545)
	Net effect of initial adoption of AASB 1028 “Employee Benefits”	—	(40)	—	—
	Net profit/(loss) attributable to members of the parent entity	3,405	(1,865)	3,405	(1,905)

	Accumulated losses at end of the year	(222,045)	(225,450)	(222,045)	(225,450)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		NOTE	CONSOLIDATED		THE COMPANY
			2004	2003	2004	2003
			$’000	$’000	$’000	$’000
22.	COMMITMENTS

22.1	Operating Lease Commitments
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year		64	177	—	—
	- Later than one year but not later than five years		—	46	—	—

			64	223	—	—

22.2	Finance Lease Commitments
	Finance lease rentals are payable as follows:
	- Not later than one year		172	162	—	—
	- Later than one year but not later than five years		12	203	—	—

			184	365	—	—
	- Less: Future lease finance charges		(5)	(25)	—	—

			179	340	—	—

	Lease liabilities provided for in the financial statements
	- Current	16.1	167	142	—	—
	- Non-current	16.1	12	198	—	—

	Total lease liabilities		179	340	—	—

23.	SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under the Superannuation Guarantee Levy from 1 July 1992, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

24.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

24.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2004, Orbital’s share of Synerject’s financing obligations amounted to A$12.255 million (US$8.500 million) (30 June 2003: A$14.970 million (US$10.000 million)).

The Company has booked a liability of A$3.897 million (30 June 2003: A$6.915 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above.

24.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION

25.1	Remuneration of Specified Directors and Specified Executives

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, as measured by a combination of earnings before interest and tax (EBIT) and cash. Achievement of budgeted figures may result in bonuses of between 5 – 20% of salary.

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or, subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies by market capitalisation (other than resources companies and property and investment trust companies) within the S&P/ ASX 300 Index.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Director.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Percentile Ranking)	% of Shares offered granted to Executive
Up to the 50th percentile	0%
At the 50th percentile	50%
75th percentile or above	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Participation of Executive Directors is subject to shareholder approval.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $42,500 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive any performance related remuneration or retirement benefits.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

25.1	Remuneration of Specified Directors and Specified Executives (Continued)

	Total $	Salary and Directors’ Fees $	Bonuses (a) $	Other Benefits $	Superannuation Contributions $	Employee Share Plans (b) $
Specified Directors
Donald W J Bourke	89,696	82,290	—	—	7,406	—
Chairman (Non-executive)
Peter C Cook	596,744	408,555	51,175	47,655	48,692	40,667
Director and Chief Executive Officer
J Grahame Young	47,512	43,589	—	—	3,923	—
Director (Non-executive)
John R Marshall	43,624	43,624	—	—	—	—
Director (Non-executive)
Ross W Kelly	18,647	17,107	—	—	1,540	—
Retired Chairman (Non-executive)

Specified Executive Officers
Keith A Halliwell	276,138	192,762	48,300	—	21,001	14,075
Chief Financial Officer & Joint Company Secretary
Kenneth N Johnsen	258,980	209,098	13,830	—	21,977	14,075
Director of Business Development
Rodney A Houston	228,419	175,947	21,850	—	15,455	15,167
Director of Engineering and Operations
B Anthony Fitzgerald	223,021	178,697	15,086	—	16,655	12,583
Director of Sales and Marketing
Robert A Schmidt	208,675	194,985	—	4,814	7,876	1,000
North American Sales Executive & US Resident Officer
Steven R Ahern	163,575	137,077	6,772	—	15,959	3,767
Business Development Executive - Europe & Japan
Tom P Baskovich	159,067	134,350	6,772	—	14,178	3,767
Director of Patents & licensing
John B Abbott	137,074	112,092	7,076	—	13,223	4,683
Corporate Solicitor & Joint Company Secretary

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Shares as per Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (b) $	Number of Shares Offered	Value (b) $	Number of Shares Granted
Directors
Peter C Cook	5,387	$0.19	$1,000	400,000	$39,667	—

Executive Officers
Keith A Halliwell	5,387	$0.19	$1,000	230,000	$13,075	—
Kenneth N Johnsen	5,387	$0.19	$1,000	230,000	$13,075	—
Rodney A Houston	5,387	$0.19	$1,000	200,000	$14,167	—
B Anthony Fitzgerald	5,387	$0.19	$1,000	200,000	$11,583	—
Robert A Schmidt	5,387	$0.19	$1,000	—	$0	—
Steven R Ahern	5,387	$0.19	$1,000	65,000	$2,767	—
Thomas P Baskovich	5,387	$0.19	$1,000	65,000	$2,767	—
John B Abbott	5,387	$0.19	$1,000	65,000	$3,683	—

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year ended 30 June 2004.
(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met.

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

25.2	Equity Holdings and Transactions

The movement during the reporting period in the number of ordinary fully paid shares of Orbital Engine Corporation Limited held, directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities, is as follows: -

	Held at 1 July 2003	Purchases	Issued under Employee Share Plan	Held at 30 June 2004
Specified Directors
D W J Bourke	—	100,000	—	100,000
P C Cook	26,234	16,666	5,387	48,287
J R Marshall	25,214	41,666	—	66,880
J G Young	69,906	41,666	—	111,572
R W Kelly	60,045	83,332	—	143,377

Specified Executives
J B Abbott	32,655	—	5,387	38,042
S R Ahern	94,931	—	5,387	100,318
T P Baskovich	40,377	—	5,387	45,764
B A Fitzgerald	74,103	—	5,387	79,490
K A Halliwell	50,587	83,332	5,387	139,306
R A Houston	45,872	—	5,387	51,259
K N Johnsen	151,208	—	5,387	156,595
R A Schmidt	10,242	—	5,387	15,629

25.3	Option Holdings

The movement during the reporting period in the number of options over ordinary shares in Orbital Engine Corporation Limited held, directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities, is as follows: -

Specified Executives	Held at 1 July 2003	Exercised	Vested & Exerciseable at 30 June 2004	Vested & Unexercisable at 30 June 2004
S R Ahern	31,800	—	10,800	21,000
T P Baskovich	17,000	—	4,000	13,000
B A Fitzgerald	25,000	—	12,000	13,000
R A Houston	17,000	—	4,000	13,000
K A Halliwell	35,000	—	4,000	31,000
K N Johnsen	44,300	—	13,300	31,000

No options are held by specified directors.

Employee Share Options

No options over unissued shares were granted during or since the end of the 2004 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1999	397,500	0.53	23 Sep 2004	245,800	0.59	23 Sep 2004	643,300
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

	1,225,500			1,151,100			2,376,600

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2004 was $0.14 (30 June 2003: $0.12).

2000 Series B options are only exercisable once their hurdle price of $2.42 has been attained.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

26.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Engine Corporation Limited	Note	Class of Shares	Consolidated Entity Interest
			2004%	2003%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Engine Company (Australia) Pty Ltd		Ord	100	100
- S T Management Limited		Ord	100	100
- OEC Pty Ltd		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3
- OFT Australia Pty Ltd	(b)	Ord	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100
- Orbital Employees Superannuation Fund Pty Ltd	(b),(c)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.		Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100
- Orbital SEFIS Company LLC	(b)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.
(b)	Dormant for the year ended 30 June 2004.
(c)	Orbital Engine Corporation Limited owns 100% of the issued capital of Orbital Employees Superannuation Fund Pty Ltd (OESF) and must act in the best interest of members of the fund at all times. Accordingly, control does not exist and OESF is not consolidated.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

27.	INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC)

As at 30 June 2004, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2003: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		CONSOLIDATED
		2004	2003
		$’000	$’000
27.1	Share of net profit of Synerject (being adjustment to provision for borrowings of Synerject)

	Share of joint venture entity’s profit from ordinary activities before income tax expense	2,584	1,197
	Share of joint venture entity’s income tax expense	(198)	(228)

	Share of joint venture entity’s net profit as disclosed by the joint venture entity	2,386	969
	Adjustment - reversal amortisation of intangible	314	382

	Share of net profit of Synerject	2,700	1,351

27.2	Provision for borrowings of Synerject LLC
	(Refer Note 24.1)
	Liability at beginning of year	(6,915)	(21,026)
	Investments during the year	—	10,541
	Share of joint venture entity’s net profit	2,700	1,351
	Exchange difference on foreign currency translation	318	2,219

	Liability at end of year	(3,897)	(6,915)

27.3	Commitments
	Share of joint venture entity’s operating lease commitments payable:
	Within one year	552	574
	One year or later and no later than five years	1,791	1,958
	Later than five years	492	1,032

		2,834	3,564

	Share of joint venture entity’s plant and equipment expenditure commitments contracted but not provided for and payable:
	Within one year	22	49
	One year or later and no later than five years	—	—
	Later than five years	—	—

		22	49

27.4	Summary financial position of joint venture entity

	The consolidated entity’s share of assets and liabilities of joint venture entity is as follows:
	Current assets	7,494	8,948
	Non-current assets	9,716	11,641

	Total assets	17,210	20,589

	Current liabilities	6,080	6,716
	Non-current liabilities	10,314	15,846

	Total liabilities	16,394	22,562

	Net assets/(liabilities) - as reported by joint venture entity	816	(1,973)

	Foreign currency translation reserve	(496)	(226)

	Elimination of inter-entity transations
	Elimination of intangibles (net of amortisation)	(4,217)	(4,716)

	Net asset/(deficiency) - adjusted	(3,897)	(6,915)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

28.	RELATED PARTIES

28.1	Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the year are Messrs D W J Bourke, P C Cook, J R Marshall, J G Young and R W Kelly.

Details of directors’ remuneration and retirement benefits are set out in Note 25.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving director’ interests subsisting at year end.

28.2	Controlled Entities

Details of interest in controlled entities are set out in Note 26. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2004	2003
	$’000	$’000
Receivables (after provision)
Non-current	7,152	11,709

Borrowings
Non-current	15,138	10,413

Interest is not charged on inter-company loans.

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Engine Company (Australia) Pty Limited, which is a wholly owned subsidiary of Orbital Engine Corporation Limited.

28.3	Other Related Parties – Joint Venture Entity

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to joint venture entities by the consolidated entity at balance date are:

	CONSOLIDATED
	2004	2003
	$’000	$’000
Receivables
Current	66	40

Payables
Current	16	5

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.376 million (2003: $0.904 million) and purchased goods and services to the value of $0.365 million (2003: $23.385 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

(c)	Business Restructure

On 31 March 2003 the consolidated entity invested US$6.25 million (A$10.37 million) in its joint venture entity Synerject LLC by way of capitalisation of amounts receivable from Synerject LLC.

On 1 April 2003 the consolidated entity transferred the benefit of its marine and recreation systems business to Synerject LLC, as part of a restructure and refinance of Synerject LLC, for equity consideration in Synerject LLC.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

29.	NOTES TO THE STATEMENTS OF CASH FLOWS

29.1	Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

		NOTE	CONSOLIDATED		THE COMPANY
			2004	2003	2004	2003
			$’000	$’000	$’000	$’000
	Cash		12,350	9,007	10,587	5,709

29.2	Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities

	Profit (loss) from ordinary activities after income tax		3,405	(1,865)	3,405	(1,905)

	Add/(less) items classified as investing/financing activities:
	Profit on sale of property, plant and equipment	2	(201)	(282)	—	—
	Add/(less) non-cash items:
	Depreciation	3.3	1,649	2,116	—	—
	Amortisation of leased assets	3.3	117	175	—	—
	Plant and equipment written-down	3.3	844	—	—	—
	Prepaid marketing expense		—	483	—	—
	Provision for doubtful debts	3.3	8	17	—	—
	Interest payable to controlled entity	3.2	—	—	—	(631)
	Redundancy credit	3.1	(107)	—	—	—
	Reversal surplus lease space provision		(832)	—	—	—
	Amounts set aside to warranty and other provisions		(440)	(1,322)	—	—
	Share of net profit of joint venture entity		(2,700)	(1,351)	—	—
	Net foreign exchange gains	2	(367)	(1,894)	(423)	(2,076)
	(Decrease)/increase in net taxes payable		—	(52)	—	—
	Provision against carrying value of investments and receivables from controlled entities		—	—	(2,453)	4,881

	Net cash provided by/(used in) operating activities before changes in assets and liabilities		1,376	(3,975)	529	269

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		(93)	3,365	(51)	48
	Decrease in inventories		63	601	—	—
	(Increase)/decrease in prepayments and other		245	(211)	—	42
	(Decrease)/increase in accounts payable		(107)	(1,679)	—	(505)
	(Decrease)/increase in employee provisions		(209)	(2,777)	—	(600)
	(Decrease)/increase in other provisions		(581)	—	—	—
	(Decrease) in other liabilities		—	(2,268)	—	—
	Working capital balances transferred to controlled entity		—	—	—	970

			(682)	(2,969)	(51)	(45)

	Net cash provided by/(used in) operating activities		694	(6,944)	478	224

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

30.1	Foreign Exchange Risk

The consolidated entity may enter into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year. During the year ended 30 June 2003 no forward exchange contracts were held.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	CONSOLIDATED
	2004	2003	2004	2003
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	0.6983	—	1,361	—

Foreign currency receivables and payables have been translated in the Statement of Financial Position at year end, utilising the exchange rates applicable as at 30 June 2004 being: United States Dollars 0.6936, European Currency Units 0.5795 and Japanese Yen 75.67 (2003: 0.6680, 0.5902 and nil respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions are as follows:

		AVERAGE RATE		CONSOLIDATED		THE COMPANY
		2004	2003	2004	2003	2004	2003
				$’000	$’000	$’000	$’000
(i)	United States Dollars
	Amounts Receivable
	Current	0.6993	0.6628	127	1,395	—	—

	Amounts Payable
	Current	0.7101	0.5870	41	81	—	—
	Non current	0.6100	0.6119	—	—	12,124	11,368

(ii)	European Currency Unit
	Amounts Receivable
	Current	0.5779	0.5638	46	261	—	—

	Amounts Payable
	Current	—	0.5665	—	86	—	—

(iii)	Japanese Yen
	Amounts Receivable
	Current	80.55	—	32	—	—	—

30.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.3	Interest Risk

	Fixed Interest Maturing In
	Weighted average interest rate	Floating interest rate $’000	1 year or less $’000	1 to 2 years $’000	2 to 10 years $’000	Non-interest bearing $’000	Total $’000
2004

Financial assets
Cash assets	5.32%	1,650	10,700	—	—	—	12,350
Receivables	—	—	—	—	—	3,385	3,385

		1,650	10,700	—	—	3,385	15,735

Financial liabilities
Payables	—	—	—	—	—	3,855	3,855
Non interest bearing loan	—	—	—	—	—	19,000	19,000
Lease liabilities	5.71%	—	167	12	—	—	179
Employee benefits	6.00%	2,398	—	—	—	—	2,398

		2,398	167	12	—	22,855	25,432

2003

Financial assets
Cash assets	4.22%	3,227	5,780	—	—	—	9,007
Receivables	—	—	—	—	—	3,300	3,300

		3,227	5,780	—	—	3,300	12,307

Financial liabilities
Payables	—	—	—	—	—	3,973	3,973
Non interest bearing loan	—	—	—	—	—	19,000	19,000
Lease liabilities	6.08%	—	142	198	—	—	340
Employee benefits	6.00%	2,715	—	—	—	—	2,715

		2,715	142	198	—	22,973	26,028

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2004		2003
	Carrying amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000
Net fair values
Recognised financial instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

Financial assets
Cash assets	12,350	12,350	9,007	9,007
Receivables	3,385	3,385	3,300	3,300

Financial liabilities
Payables	3,855	3,855	3,973	3,973
Non interest bearing loan	19,000	10,610	19,000	10,009
Lease liabilities	179	179	340	340
Employee benefits	2,399	2,399	2,715	2,715

31.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impacts on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

31.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (CONTINUED)

The Board has established a formal project, monitored by the audit committee, to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The company’s implementation project consists of three phases as described below.

Assessment and planning phase

The assessment and planning phase aims to produce a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase includes:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	preparation of a conversion plan if necessary for expected changes to accounting policies and reporting structures, systems, accounting and business processes; and

•	evaluation of the implications for staff, for example training requirements.

The company considers the assessment and planning phase to be substantially complete as at 30 June 2004.

Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS.

The design phase will incorporate:

•	formulating where necessary revised accounting policies and procedures for compliance with IFRS requirements;

•	identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of IFRS;

•	developing revised IFRS disclosures;

•	designing accounting and business processes to support IFRS reporting obligations;

•	identifying and planning required changes to financial reporting and business source systems; and

•	developing training programs for staff.

The company has commenced its design phase, with work progressing in each of the areas described above. The design phase is expected to be completed during the upcoming financial year.

Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

The company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

•	income tax will be calculated based on the “balance sheet” approach, which will result in more deferred tax assets and liabilities;

•	recognition of deferred tax assets will be based on a “probable” test rather than a “virtual certainty” test which will result in earlier recognition of presently unrecognised tax losses;

•	financial instruments, including the $19,000,000 loan from the government of Western Australia must be measured at amortised cost using the effective interest rate method. This will result in a reduction of the liability on initial adoption of IFRS and an annual interest charge will apply;

•	equity-based compensation in the form of shares will be recognised as expenses in the periods during which the employee provides related services; and

•	changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2004

1.	In the opinion of the Directors of Orbital Engine Corporation Limited:

(a)	the financial statements and notes, set out in pages 12 to 49 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors:

D W J BOURKE	P C COOK
Chairman	Managing Director

Dated at Perth, Western Australia this 25th day of August 2004

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2004

Independent audit report to members of Orbital Engine Corporation Ltd

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Orbital Engine Corporation Ltd (the “Company”) and the Orbital Group (the “Consolidated Entity”), for the year ended 30 June 2004. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Orbital Engine Corporation Ltd is in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

D P McCOMISH

Partner

Perth

25 August 2004

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

		NOTE		2004	2003	2002
				A$’000	A$’000	A$’000
1.	RECONCILIATION OF ACCOUNTS TO US GAAP

1.1	Profit and Loss Account
	Net profit (loss) reported under AUS GAAP			3,405	(1,865)	(26,776)
	Employee stock compensation	3	(a)	(122)	(254)	(378)
	Licence and marketing agreements	3	(b)	—	484	2,319
	Deferred tax asset	3	(c)	6,540	—	—
	Accounting standard change AUS GAAP	3	(d)	—	(40)	—
	Foreign currency hedge contracts	3	(e)	(32)	—	—
	Net tax effects of the US GAAP adjustments			—	—	(858)

	Net profit/(loss) according to US GAAP			9,791	(1,675)	(25,693)

	Profit/(loss) per ordinary share - US GAAP (A cents)
	- Basic			2.40	(0.47)	(7.24)
	- Diluted			2.40	(0.47)	(7.24)

	Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
	- Basic			95.87	(18.76)	(289.45)
	- Diluted			95.87	(18.76)	(289.45)

	Number of ordinary shares in calculation (000’s)
	- Basic			408,509	357,060	355,078
	- Diluted			408,509	357,060	355,078

(a)	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

1.2	Shareholders’ Equity
	Shareholders’ equity reported per AUS GAAP financial statements			(5,277)	(11,983)	(12,705)

	Licence and marketing agreements	3	(b)	—	—	(484)
	Deferred tax assets	3	(c)	6,540	—	—
	Foreign currency hedge contracts	3	(e)	(32)	—	—

	Shareholders’ equity (deficit) according to US GAAP			1,231	(11,983)	(13,189)

1.3	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity (deficit) according to US GAAP at the beginning of the period			(11,983)	(13,189)	10,760
	Net profit/(loss) according to US GAAP			9,791	(1,675)	(25,693)
	Equity issues - employee stock compensation			122	254	378
	Equity issues - share purchase plan and placement (net of issue costs)			3,301	2,627	—
	Investment writedown - other comprehensive income			—	—	1,367

	Shareholders’ equity (deficit) according to US GAAP			1,231	(11,983)	(13,189)

1.4	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements			24,669	23,482	45,042

	Licence and marketing agreements	3	(b)	—	—	(484)
	Deferred tax assets	3	(c)	6,540	—	—
	Foreign currency hedge contracts - deferred costs	3	(e)	(16)

	Total assets according to US GAAP			31,193	23,482	44,558

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

		2004 A$000’s	2004* US$000’s

2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1	Statement of Earnings Data
	Total revenue	16,651	11,549
	Net profit	9,791	6,791

2.2	Balance Sheet Data at Year End
	Current assets	16,204	11,239
	Total assets	31,193	21,635
	Current liabilities	5,583	3,872
	Total long-term debt	19,012	13,187
	Other non-current liabilities	5,367	3,723
	Total shareholders’ equity	1,231	854

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.6936 = A$1.00 on 30 June 2004. Such translations are provided for information purposes only.

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2004, totalling $Nil (2003: $0.484 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2003 and 30 June 2004 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2004.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. The directors believe that in accordance with US GAAP and projections for future taxable income it is more likely than not that a tax benefit of A$6.540 million will be realised from carry forward tax losses and therefore have recognised a deferred tax asset to such an extent.

Gross income tax losses at 30 June 2004 total approximately US$57.114 million and A$44.340 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$41.300 million at current income tax rates, A$6.540 million has been recognised as a deferred tax asset above. A significant portion of the remaining A$34.760 million may potentially be booked in future periods once further profit history is available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the 2003 year.

(e)	Foreign currency hedge contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP and therefore may not defer any gains or losses on such contracts to other comprehensive income but instead must recognise all gains and losses on such contracts in net income. The charge to net income under US GAAP at 30 June 2004 of these contracts totals A$0.032 million. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2004	2003	2002	2001	2000
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from operating activities	14,744	43,284	50,964	57,610	47,381
Other revenues from ordinary activities	2,017	3,187	2,389	4,041	3,966

Total revenue	16,761	46,471	53,353	61,651	51,347
Share of net profit/(loss) of Synerject LLC	2,700	1,351	(3,068)	(12,834)	(5,335)
Total operating expenditure	(16,005)	(49,562)	(76,160)	(76,185)	(58,894)

Operating profit/(loss) before income tax	3,456	(1,740)	(25,875)	(27,368)	(12,882)

Income tax (expense)/credit attributable to operating profit/(loss)	(51)	(125)	(901)	807	2,998
Outside equity interests in operating loss	—	—	—	(276)	(45)

Operating profit/(loss) after income tax attributable to members of the Company	3,405	(1,865)	(26,776)	(26,837)	(9,929)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2004	2003	2002	2001	2000
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	12,350	9,007	13,764	32,735	52,855
Receivables	3,385	3,300	6,904	10,647	14,739
Inventories	31	94	555	801	962
Other	454	699	971	2,426	2,582

TOTAL CURRENT ASSETS	16,220	13,100	22,194	46,609	71,138

NON-CURRENT ASSETS
Receivables	—	—	10,222	3,508	—
Other financial assets	—	—	—	6,446	6,446
Property, plant & equipment	8,449	10,382	12,626	15,534	19,032
Deferred tax assets	—	—	—	2,627	2,367
Research and development syndication assets	—	—	—	36,158	96,507
Other	—	—	—	907	3,230

TOTAL NON-CURRENT ASSETS	8,449	10,382	22,848	65,180	127,582

TOTAL ASSETS	24,669	23,482	45,042	111,789	198,720

CURRENT LIABILITIES
Accounts Payable	3,855	3,973	5,652	8,505	17,119
Interest-bearing liabilities	167	142	236	384	298
Current tax liabilities	—	—	52	390	528
Provisions	1,545	2,525	5,060	2,254	2,462
Other	—	—	2,268	3,978	2,760

TOTAL CURRENT LIABILITIES	5,567	6,640	13,268	15,511	23,167

NON-CURRENT LIABILITIES
Interest-bearing liabilities	12	198	357	541	431
Non interest-bearing liabilities	19,000	19,000	19,000	19,000	19,000
Provisions	1,470	2,712	3,527	3,445	3,009
Deferred tax liabilities	—	—	—	2,375	3,419
Research and development syndication liabilities	—	—	—	36,158	96,507
Other	3,897	6,915	21,595	20,688	17,395

TOTAL NON-CURRENT LIABILITIES	24,379	28,825	44,479	82,207	139,761

TOTAL LIABILITIES	29,946	35,465	57,747	97,718	162,928

NET ASSETS / (LIABILITIES)	(5,277)	(11,983)	(12,705)	14,071	35,792

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

	2004	2003	2002	2001	2000
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from operating activities	10,226	28,914	28,683	27,939	23,566
Other revenue from ordinary activities	1,323	2,129	1,345	2,061	1,269

Total revenue	11,549	31,043	30,028	30,000	24,835
Share of net profit/(loss) of Synerject LLC	1,873	902	(1,727)	(6,545)	(3,186)
Total operating expenditure	(11,132)	(32,980)	(41,770)	(36,528)	(34,683)

Operating profit/(loss) before income tax	2,290	(1,035)	(13,470)	(13,073)	(13,034)

Income tax (expense)/credit attributable to
operating profit/(loss)	4,501	(84)	(990)	(128)	1,159
Outside equity interests in operating loss	—	—	—	(141)	(27)

Operating profit/(loss) after income tax
attributable to members of the Company	6,791	(1,119)	(14,460)	(13,342)	(11,902)

Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year (2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00;). Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH UNITED STATES GAAP

EXPRESSED IN UNITED STATES DOLLARS

	2004	2003	2002	2001	2000
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	8,566	6,017	7,746	16,695	31,560
Receivables	2,348	2,204	3,886	5,430	8,801
Inventories	22	63	312	409	574
Other	304	467	274	55	157

TOTAL CURRENT ASSETS	11,239	8,751	12,218	22,589	41,092

NON-CURRENT ASSETS
Receivables	—	—	5,753	1,789	—
Other financial assets	—	—	—	2,590	3,849
Property, plant & equipment	5,860	6,935	7,106	7,922	11,364
Research and development syndication assets	—	—	—	18,441	57,624
Deferred tax assets	4,536	—	—	—	—
Other	—	—	—	215	255

TOTAL NON-CURRENT ASSETS	10,396	6,935	12,859	30,957	73,092

TOTAL ASSETS	21,635	15,686	25,077	53,546	114,184

CURRENT LIABILITIES
Accounts payable	2,685	2,654	3,181	4,337	10,222
Current tax liabilities	116	95	133	199	315
Interest-bearing liabilities	—	—	29	196	178
Provisions	1,072	1,687	2,848	1,150	1,470
Other	—	—	1,276	2,029	1,648

TOTAL CURRENT LIABILITIES	3,872	4,436	7,467	7,911	13,833

NON-CURRENT LIABILITIES
Interest-bearing liabilities	8	132	201	276	257
Non interest-bearing liabilities	13,178	12,692	10,693	9,690	11,345
Provisions	1,020	1,812	1,985	1,757	1,797
Research and development syndication liabilities	—	—	—	18,441	57,624
Other	2,703	4,619	12,154	9,983	9,870

TOTAL NON-CURRENT LIABILITIES	16,909	19,255	25,033	40,147	80,893

TOTAL LIABILITIES	20,782	23,691	32,500	48,058	94,726

NET ASSETS / (LIABILITIES)	854	(8,005)	(7,423)	5,488	19,458

Balance sheet items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year (2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00;). Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 24 August 2004 there were 12,750 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 10 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

At 24 August 2004 there are 2,376,600 options over unissued shares granted to employees under the entity’s Employee Share Plan. Refer to note 25.3 for the terms and conditions related to these options.

Substantial Shareholders and Holdings as at 24 August 2004

Sandhurst Trustees Ltd as custodian for Australian Ethical Investments Trust (notified on 25 May 2004).

Number of shares held	20,564,645	(5.02)%

Distribution of Shareholdings as at 24 August 2004

1-1,000	4,248
1,001-5,000	4,286
5,001-10,000	1,508
10,001-100,000	2,422
100,000 and over	286

12,750

Total Shares on issue	410,017,878

Number of shareholders holding less than a marketable parcel	7,423

Top 20 Shareholders as at 24 August 2004

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	144,212,494	35.17
National Nominees Limited*	26,392,492	6.44
Sandhurst Trustees Limited	15,325,667	3.74
Bevillesta Pty Limited	7,067,418	1.72
Westpac Custodian Nominees	6,853,744	1.67
Sandhurst Trustees Limited	5,796,632	1.41
J P Morgan Nominees Australia Limited	5,185,799	1.26
Nefco Nominees Pty Ltd	3,675,000	0.90
Pasco Nominees Pty Ltd	3,315,039	0.81
HSBC Custody Nominees (Australia) Limited	3,132,592	0.76
Mr Rodney Noel & Mrs Barbara Anne Sweetman	3,041,666	0.74
Leveq Nominees Pty Limited	3,000,000	0.73
Ms Barbara Lynn Gallisath	2,837,792	0.69
Mr William Gordon & Mrs Beverley Michelle Martin	2,816,667	0.69
Boldbow Pty Limited	2,169,718	0.53
Transport Accident Commission	1,458,116	0.36
RBC Global Services Australia Nominees Pty Limited	1,354,168	0.33
Citicorp Nominees Pty Limited	1,178,468	0.29
Mr Humphrey Carey	1,086,666	0.27
Kells Investments Pty Limited	1,031,109	0.25

The twenty largest shareholders hold 58.76% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,500 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

United States: -

Telephone: 1866 714 0668

INTERNET ADDRESS

http://www.orbeng.com

Email: info@orbeng.com

DIRECTORS

Donald Bourke – Chairman

Peter Cook – Chief Executive Officer

John Marshall

Grahame Young

COMPANY SECRETARIES

Keith Halliwell – Chief Financial Officer

John Abbott

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

STOCK EXCHANGE AND MARKET LISTINGS

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

AUDITORS

KPMG

Level 31, Central Park

152-158 St Georges Terrace

Perth, Western Australia, 6000